U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For December 10, 2009	Commission File Number: 1-34513
CENOVUS ENERGY INC.
(Translation of registrant’s name into English)
4000, 421-7th Avenue S.W.
Calgary, Alberta, Canada T2P 4K9
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2009

CENOVUS ENERGY INC. (Registrant)
By:	/s/ Christine D. Lee
	Name:	Christine D. Lee
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
99.1	Project Agreement, dated as of October 4, 2006.
99.2	Arrangement Agreement, dated as of October 20, 2009.
99.3	Separation and Transition Agreement, dated as of November 30, 2009.
99.4	Indenture, dated as of September 18, 2009.
99.5	Interim Unaudited Financial Statements of 7050372 Canada Inc. for the quarter ended September 30, 2009.